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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

AFFIRMATIVE INSURANCE HOLDINGS, INC.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

008272106

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (12-02)

CUSIP No. 008272106	13 G/A	Page 2 of 8 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). DSC Advisors, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)   ☐

     (b)   ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

	5.	Sole Voting Power
		0
Number of	6.	Shared Voting Power
Shares		1,018,000
Beneficially
Owned by Each	7.	Sole Dispositive Power
Reporting		0
Person
With:	8.	Shared Dispositive Power
		1,018,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,018,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares* (See Instructions)

11.	Percent of Class Represented by Amount In Row (9) 6.1%**

12.	Type of Reporting Person (See Instructions) PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).

CUSIP No. 008272106	13 G/A	Page 3 of 8 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Andrew Bluhm

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)   ☐

     (b)   ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

	5.	Sole Voting Power
		0
Number of	6.	Shared Voting Power
Shares		1,018,000
Beneficially
Owned by Each	7.	Sole Dispositive Power
Reporting		0
Person
With:	8.	Shared Dispositive Power
		1,018,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,018,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares* (See Instructions)

11.	Percent of Class Represented by Amount In Row (9) 6.1%**

12.	Type of Reporting Person (See Instructions) IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).

AMENDMENT NO. 1 TO SCHEDULE 13G

     This Amendment No. 1 to Schedule 13G (the “Schedule 13G”) is being filed on behalf of DSC Advisors, L.P., a Delaware limited partnership (“DSC”), and Andrew Bluhm the principal of DSC Advisors, L.L.C., a Delaware limited liability company which serves as the general partner of DSC, relating to shares of common stock of Affirmative Insurance Holdings, Inc., a Delaware corporation (the “Issuer”). The initial Schedule 13G was filed on behalf of DSC and Andrew Bluhm on August 4, 2004.

     This Schedule 13G relates to shares of Common Stock of the Issuer purchased by DSC at the direction of Mr. Bluhm for the account of Delaware Street Capital Master Fund, L.P., a Cayman Islands exempted limited partnership (“Delaware Street Master Fund”), of which DSC is the investment manager and by entities and/or parties related to Mr. Bluhm. Delaware Street Master Fund holds the shares of Common Stock of the Issuer for the accounts of Delaware Street Capital, L.P. and Delaware Street Capital II, L.P., both Delaware limited partnerships, and Delaware Street Capital Offshore, Ltd., a Cayman Islands exempted company.

Item 4	Ownership.

	(a)	DSC and Mr. Bluhm are the beneficial owners of 1,018,000 shares of Common Stock.

	(b)	DSC and Mr. Bluhm are the beneficial owners of 6.1% of the outstanding shares of Common Stock. This percentage is determined by dividing the number of shares beneficially held by 16,835,720, the number of shares of Common Stock issued and outstanding as of November 8, 2004, as reported in the Issuer’s quarterly report on Form 10-Q filed November 15, 2004.

	(c)	DSC, as the investment manager of Delaware Street Master Fund, has the power to vote and dispose of the 1,018,000 shares of Common Stock held by Delaware Street Master Fund. As the principal of DSC, Mr. Bluhm may direct the vote and disposition of the 1,018,000 shares of Common Stock held by Delaware Street Master Fund.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Date: February 14, 2005

DSC Advisors, L.P.
By:	DSC Advisors, L.L.C., its general partner

By:	/s/ Andrew Bluhm, Principal
Andrew Bluhm, Principal

/s/ Andrew Bluhm
Andrew Bluhm